UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Co., Ltd. announces the election of a new Chief Executive Officer(CEO)
and the appointment of a Chief Strategy Officer(CSO) to lead its global operations

On March 29 2005, Gravity reshuffled its management through its 5th annual shareholders’ meeting and its board of directors’ meeting.  Gravity’s board of directors appointed Mr. Richard Hyonkook Kim, the former CEO and a member of board of directors, as Gravity’s first-ever Chief Strategy Officer, or CSO, to be responsible for, and to focus on, Gravity’s global operations.  Mr. David
Woong-Jin Yoon, another member of Gravity’s board of directors and a financial expert with years of experience in managing IT businesses, has been elected to take Mr. Kim’s place as a new CEO.

The appointment of Mr. Richard Kim as CSO comes as part of Gravity’s bold move to reinforce and solidify the company-wide focus on Gravity’s global including expanding the overseas market for Ragnarok Online as well as for online games, including the newly introduced R.O.S.E. Online.  As Gravity’s first CSO, Mr. Kim is dedicated to devote all of his energy to strengthening
Gravity’s global operations strategy, which includes developing a variety of content and new businesses for Gravity’s overseas market.  Mr. Richard Kim, in accepting his new post, stated that: “Gravity is making significant progress towards becoming a global corporation as evidenced by its Nasdaq-listed IPO and expansion of its online game operations into 23 countries.  Based on a more focused and in-depth strategy, we will do our best to develop new markets for game publishing and strengthen our presence in the overseas markets.”

On the other hand, Gravity was fortunate to find a CEO replacement in Mr. David
Yoon, formerly Gravity’s independent director.  Mr. Yoon commands an expert comprehensive understanding of finance, business and strategic management through his years of experience in managing IT-related businesses.  In his inaugural speech, Mr. Yoon stated that: “I will do my best to build on the successful Nasdaq-listed IPO of Gravity and to achieve Gravity’s goal of becoming a ‘Top Global Game Company’.”  Mr. Yoon holds an MBA from Wharton
School of Business at University of Pennsylvania.

Gravity Co., Ltd. plans to hold a conference call for shareholders to participate and discuss the results of latest shareholders’ meeting and resolutions of board of directors held on March 29, 2005. The details are as follows:

1. Date and Time:
   8:00am Thursday, March 31, 2005 (Seoul Time),
   7:00am Thursday, March 31, 2005 (HK Time),
   11:00pm Wednesday, March 30, 2005 (London Time),
   6:00pm Wednesday, March 30, 2005 (EST)
2. Venue: Conference room at GRAVITY's head office (3th fl.)
3. Participants: shareholders and analysts in and out of Korea
4. Purpose: to discuss the Results of the latest Shareholders' Meeting and resolutions of board of directors
5. Method of the conference: Conference call
6. Others: Conference call will be serviced in English.
7. Dial in:
 - Korea: 1544-3355 (Confirmation number: None )
 - Overseas: 82-2-6677-3355 (Confirmation number: None )

Please see the attached for details of results of the 5th annual general meeting of shareholders and resolutions of board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/29/2005	By:	Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Results of the 5th Annual General Meeting of Shareholders
99.2	Resolutions of Board of Directors